

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2012

Via E-mail
Amanda Lovelace, Esq.
Frederic Dorwart, Lawyers
Old City Hall
124 East Fourth Street
Tulsa, OK 74103-5027

> **Re:** **Aetrium Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 23, 2012 by Jeffrey E. Eberwein, et al.**
> **File No. 0-22166**

Dear Ms. Lovelace:

We have reviewed the above filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable requirements, and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Please feel welcome to call us at the telephone number listed at the end of this letter. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

General

1.   Please add page numbers to the revised proxy statement, as filed with the Commission. Page references below refer to pages numbered in chronological order assuming the page with the heading "Preliminary Copy – Subject to Completion – Special Meeting of the Shareholders of Atrium…" is page 1.

2.   We note that CAS has made the following statements in its proxy statement that appear to impugn the character, integrity or personal reputation of the Company's directors and management, all without adequate factual foundation:

- "The Concerned Aetrium Shareholders disagree with the position taken by the Company and view the Company's position *as nothing more than an effort of the entrenched Incumbent Directors to thwart* the desires of the Concerned Aetrium Shareholders to hold an election…;" (Letter to Shareholders)

- "The participants in this solicitation…have reluctantly concluded that the directors…of the Company…*have destroyed shareholder value* and should be removed." (page 1)
- "ATRM's current Management and Board *have massively destroyed shareholder value*." (page 6)
- "The incumbent Board and management team *are responsible for the Company's poor performance and have continually placed their own interests ahead of those of shareholders and employees*." (page 4)
- "ATRM's Management and Board *have repeatedly put their own interests above those of employees and shareholders*" (page 7)
- "A *truly independent* audit committee should not be chaired by a former CFO of the Company…" (page 8) Such language impugns the integrity of the independence of the Company's audit committee without foundation and further, it is our understanding that the audit committee fully meets all independence criteria under NASDAQ rules.
- "Although technically satisfying the Nasdaq requirements for independent director status, Mr. Boehm has clearly been a consummate part of ATRM's management for a considerable length of time, hence *compromising the audit committee's independence*." (page 9) It is our understanding that Mr. Boehm fully qualifies as an independent director under NASDAQ rules.

Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which CAS does have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9.

3.   See our last comment above. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Further, refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion.

- "…Mr. Levesque refused to allow any Incumbent Board member to speak to CAS individually or without his presence." (page 5) It is our understanding that Mr. Levesque did not make such statement but indicated that each of the other directors had indicated each was unwilling to meet with any CAS representative except in a board meeting.
- "Unfortunately, over these same two years, ATRM incurred losses of almost $7

million, and it laid off approximately 50% of its employees." (page 7) It is our understanding that the total change in the Company's workforce during that period was a reduction of 12%, not 50%, and that the only lay off that was implemented during this period occurred during September 2011 at the same time that all officer salaries were reduced.

- "Although nominally independent, ATRM's other three (3) directors have been unable or unwilling to effectuate change at ATRM for the benefit of shareholders." (page 8) It is our understanding that Aetrium's independent directors fully meet the criteria for independent directors contained in the NASDAQ rules. In addition, the disclosure fails to articulate what changes that the independent directors "have been unable or unwilling to effectuate."

- "…a truly independent compensation committee would not reward the top four executives with high compensation levels in the midst of massive operating losses and employee layoffs." (page 8) Identify and support what CAS considers high compensation levels and massive operating losses and employee layoffs.

- "ATRM has a poor strategy and lacks scale. ATRM's current plan is to wait for 'market conditions' to improve, which it projects will happen sometime in the second half of 2013." (page 8) Identify what CAS thinks Aetrium's strategy is, why it is poor and lacks scale and provide support for the statement that Aetrium's current plan is to wait.

- "On December 24, 2008, ATRM notified…Nasdaq…that it was in not in compliance with Nasdaq Rule 4350(c)(1) and Rule 4350(d)(2)(A)…" (page 9) It is our understanding that Aetrium was never in non-compliance with NASDAQ rules as a result of the resignation of Mr. Greenshields because Aetrium replaced Mr. Greenshields with Mr. Carr, another independent director, within the time allowed for replacement under NASDAQ rules.

- Refer to the last bullet point under the heading "RM has a history of non-compliance with NASDAQ rules." (page 9) It is our understanding that Aetrium's failure to maintain a minimum bid price of $1.00 is a failure to meet continued listing qualifications, not a non-compliance with NASDAQ rules.

- "Members of CAS have significant experience in the semiconductor and semiconductor capital equipment industries." (page 9) Please provide support for such statement in the proxy statement.

- "Moreover, and more importantly, the members of CAS are proven shareholder value creators….MISV was successful in adding two (2) extremely well-regarded former mining Chief Executive Officers to MAG Silver Corp's board of directors. From MISV's Schedule 13D filing on June 26, 2012 until MAG Silver enhanced its board on September 5, 2012, MAG Silver's stock price rose more than 30%." Please advise how the 30% increase can be attributable to MISV if the two former CEOs were not added to MAG Silver Corp's board until *after* the 30% rise in the stock price.

Background for the Solicitation, page 4

4. Please revise the disclosure to clarify the statement that the "…Company fails to meet standards for board independence and corporate governance suggested by proxy advisory services such as Institutional Shareholders Services and Glass Lewis." What specific standards are the filing persons referring to that are not being met?

Our Six Nominees have the experience…, page 9

5. Refer to the last sentence of the third paragraph of this section. Revise to specify when the "turnaround began."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions